BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.8243

October 10, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins

Senior Assistant Chief Accountant,

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the third comment letter dated September 20, 2013 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by our response. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENT

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.4 – Management’s Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs per ounce, C1 Cash Costs per pound, C3 Fully Allocated Costs per pound and All-in Sustaining Cash Costs per ounce, page 62

1.	We note your response to prior comment 1 in our letter dated July 22, 2013. We continue to evaluate your response.

Response: We await your response.

Form 6-K Furnished August 2, 2013

Non-GAAP Financial Performance Measures, page 45

2.	We note the revisions made to your disclosure in response to prior comment 4 in our letter dated June 6, 2013. Please further expand your disclosure to clearly describe the nature and calculation of each of the adjustments included in the reconciliation of gold cost of sales to adjusted operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce. Please provide us with draft disclosure of your planned changes.

Response: Please see the following draft disclosure based on our second quarter results, which will be updated accordingly with the release of our third quarter results.

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry made up of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick is voluntarily adopting the definition of these metrics starting with this MD&A.

The “all-in sustaining costs” measure is similar to our presentation in previous reports, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

The new “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs, which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations that significantly increase the productive capacity of the mine), and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that “All-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

This quarter we have also renamed the non-GAAP measure “total cash costs” with “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

We have also calculated these metrics on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production.

The table that follows reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition. We have also included as references additional information as to how each of the adjustments to cost of sales have been calculated.

Reconciliation of Cost of Sales to All-in Costs

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
	Reference	2013	2012	2013	2012
Cost of sales – Gold	A	$1,576	$1,442	$3,084	$2,880
Cost of sales applicable to non-controlling interests[1]	B	(110)	(52)	(185)	(100)
Cost of sales applicable to ore purchase arrangement	C	(19)	(35)	(47)	(81)
Other metal sales	D	(51)	(32)	(104)	(66)
Realized non-hedge gains/losses on fuel hedges	E	(3)	3	(9)	6
Corporate social responsibility costs related to current operations	F	15	11	21	21
Treatment and refinement charges	Note 6	2	—	3	1

Total production costs		$1,410	$1,337	$2,763	$2,661

Depreciation – Gold	G	$(381)	$(318)	$(724)	$(644)
Impact of Barrick Energy	H	(26)	(20)	(49)	(45)

Adjusted operating costs		$1,003	$999	$1,990	$1,972

General & administrative costs	I	67	100	157	205
Rehabilitation – accretion and amortization (operating sites)	J	35	35	77	71
Exploration and evaluation costs (sustaining)	K	17	29	28	49
Mine development expenditures[2]	L	314	293	586	575
Sustaining capital expenditures[2]	L	234	338	482	602

All-in sustaining costs		$1,670	$1,794	$3,320	$3,474

Corporate social responsibility costs not related to current operations	F	7	4	9	9
Rehabilitation – accretion and amortization not related to current operations	J	3	4	5	7
Exploration and evaluation costs (non-sustaining)	K	26	45	62	98
Non-sustaining capital expenditures[2]
Pascua-Lama	L	452	541	1,063	862
Pueblo Viejo	L	28	184	17	280
Cortez	L	51	19	96	28
Goldstrike thiosulphate project	L	57	24	96	42
Bulyanhulu CIL	L	21	1	38	1
Other	L	4	6	12	19

All-in costs		$2,319	$2,622	$4,718	$4,820

Ounces sold – consolidated basis (000s ounces)		1,940	1,734	3,754	3,560
Ounces sold – non-controlling interest (000s ounces)[1]		(125)	(44)	(192)	(87)
Ounces sold – equity basis (000s ounces)		1,815	1,690	3,562	3,473

Total production costs per ounce[3]		$776	$791	$775	$766

Adjusted operating costs per ounce[3]		$552	$591	$558	$568
Adjusted operating costs per ounce (on a co-product basis)[3]		$580	$610	$587	$587

All-in sustaining costs per ounce[3]		$919	$1,061	$931	$1,000
All-in sustaining costs per ounce (on a co-product basis)[3]		$947	$1,080	$960	$1,019

All-in costs per ounce[3]		$1,276	$1,549	$1,323	$1,387
All-in costs per ounce (on a co-product basis)[3]		$1,304	$1,568	$1,352	$1,406

1	Relates to interest in Pueblo Viejo and ABG held by outside shareholders.
2	Amounts represent our share of capital expenditures.
3	Total production costs, adjusted operating costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

References
A	Cost of sales – gold
	Cost of sales (statement of income)	$1,832	$1,729	$3,642	$3,439
	Less: cost of sales – copper (Note 5)	(270)	(296)	(577)	(583)
	Add: Barrick Energy depreciation (Note 4)	19	26	38	52
	Less: other non-gold COS	(5)	(17)	(19)	(28)

	Total cost of sales – gold	$1,576	$1,442	$3,084	$2,880

B	Cost of sales applicable to non-controlling interests
	Cost of sales applicable to ABG
	Direct mining and royalties (Note 5)	$213	$159	$315	$302
	Depreciation (Note 5)	57	37	99	72

	Total related to ABG	270	196	414	374

	Portion attributable to non-controlling interest	$57	$52	$102	$100

	Cost of sales applicable to Pueblo Viejo
	Direct mining and royalties	$95	$—	$153	$—
	Depreciation	37	—	54	—

	Total related to Pueblo Viejo	132	—	207	—

	Portion attributable to non-controlling interest	$53	$—	$83	$—

	Cost of sales applicable to non-controlling interests	$110	$52	$185	$100

C	Cost of sales applicable to ore purchase arrangement
	Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales
	By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6).

E	Realized non-hedge gains/losses on fuel hedges
	Fuel gains/(losses) (Note 18D)	$(12)	$(51)	$(6)	$—
	Less: Unrealized gains/(losses)	$15	$48	$15	$(6)

	Realized non-hedge gains/(losses) on fuel hedges	$3	$(3)	$9	$(6)

F	Corporate social responsibility costs
	CSR costs (Note 10)	$28	$21	$40	$38
	Less: CSR costs – non-gold	(6)	(6)	(10)	(8)

	Total CSR – gold	$22	$15	$30	$30

	Corporate social responsibility costs related to current operations	15	11	21	21
	Corporate social responsibility costs not related to current operations	7	4	9	9

	Total CSR – gold	$22	$15	$30	$30

G	Depreciation – gold
	Depreciation (Note 7)	$453	$388	$849	$761
	Less: copper depreciation (Note 5)	(57)	(67)	(97)	(120)
	Add: Barrick Energy depreciation (Note 4)	19	26	38	52
	Less: NCI and other non-gold depreciation	(34)	(29)	(66)	(49)

	Total depreciation – gold	$381	$318	$724	$644

H	Impact of Barrick Energy
	Revenue related to Barrick Energy (Note 4)	$42	$34	$80	$76
	Less: COS related to Barrick Energy (Note 4)	(35)	(40)	(69)	(83)
	Add: depreciation related to Barrick Energy (Note 4)	19	26	38	52

	Impact of Barrick Energy	$26	$20	$49	$45

I	General & Administrative Costs
	Total corporate administration costs (statement of income)	$43	$57	$88	$105
	Less: corporate administration costs – non-gold	(4)	(16)	(8)	(22)
	Add: operating segment administration – gold segments (Note 5)	39	40	73	89
	Less: non-recurring items	(11)	19	4	33

	Total general & administrative costs	$67	$100	$157	$205

J	Rehabilitation – accretion and amortization
	Includes depreciation (note 5) on the assets related to rehabilitation provisions of our gold operations of $22 and $49 for the three and six month periods ended June 30, 2013, respectively (2012: $22 and $49) and accretion (note 11) on the rehabilitation provision of our gold operations of $16 and $33 for the three and six month periods ended June 30, 2013, respectively (2012: $17 and $29).

K	Exploration and evaluation costs
	Exploration and evaluation costs (statement of income)	$58	$85	$106	$156
	Less: exploration and evaluation costs – non-gold & NCI	(15)	(11)	(16)	(8)

	Total	$43	$74	$90	$148

	Exploration & evaluation costs (sustaining)	$17	$29	$28	$49
	Exploration and evaluation costs (non-sustaining)	26	45	62	98

	Total exploration and evaluation costs – gold	$43	$74	$90	$148

L	Capital Expenditures
	Gold segments (Note 5)	$750	$690	$1,348	$1,212
	Capital projects segment (Note 5)	518	956	1,226	1,552

	Capital expenditures – gold & capital projects	$1,268	$1,646	$2,574	$2,764

	Less: NCI portion	$(46)	$(133)	$(33)	$(149)
	Less: capitalized interest (Note 11)	(61)	(143)	(151)	(268)
	Add: capitalized interest relating to copper	—	36	—	62

	Total capital expenditures – gold	$1,161	$1,406	$2,390	$2,409

	Mine development expenditures	$314	$293	$586	$575
	Sustaining capital expenditures	234	338	482	602
	Non-sustaining capital expenditures	613	775	1,322	1,232

	Total capital expenditures	$1,161	$1,406	$2,390	$2,409

CLOSING COMMENTS

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Attached as Appendix A to this letter is the requested statement.

*****

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 307-7224.

Sincerely,

/s/ Ammar Al-Joundi

Ammar Al-Joundi

Executive Vice-President and Chief Financial Officer

Barrick Gold Corporation

c.c.:	Jamie C. Sokalsky, Chief Executive Officer, Barrick Gold Corporation
Sybil E. Veenman, Senior Vice President and General Counsel, Barrick Gold Corporation
Audit Committee, Barrick Gold Corporation
Serge Gattesco, PricewaterhouseCoopers LLP

APPENDIX A

October 10, 2013

BY EDGAR

Attention:	Tia L. Jenkins

Senior Assistant Chief Accountant,

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for Fiscal Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-09059

Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (File No. 001-09059) (the “Annual Report”) filed by Barrick Gold Corporation (the “Company”) on March 28, 2013 with the Securities and Exchange Commission (the “Commission”). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Barrick Gold Corporation

By:	/s/ Ammar Al-Joundi

Name: Ammar Al-Joundi

Title:   Executive Vice President & Chief Financial Officer